Exhibit 21.1

List of Subsidiaries

As of December 31, 2013, Apple Green Holding, Inc. (the “Company”) had the following subsidiary:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

Apple Green International Limited	Seychelles	100% owned by the Company

Apple Green Hong Kong Limited	Hong Kong	100% owned by Apple Green International Limited

Microbial International Sdn. Bhd.	Malaysia	100% owned by Apple Green International Limited

SS Microbial Sdn. Bhd.	Malaysia	55% owned by Microbial International Sdn. Bhd.